UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 001-13403
American Italian Pasta Company
(Exact name of registrant as specified in its charter)
1251 N.W. Briarcliff Parkway, Suite 500
Kansas City, Missouri 64116
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Class A Convertible Common Stock, $.001 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Exchange Act of 1934, American Italian Pasta Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

American Italian Pasta Company
Date: July 28, 2010	By:	/s/ Paul R. Geist
Paul R. Geist
Chief Financial Officer